EXHIBIT 14.(A).1






            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





We consent to the incorporation by reference in the Registration Statement of Tefron Ltd. on Form S-8 (File Nos. 333-111932) of our report dated September 14, 2004, with respect to the consolidated financial statements of Tefron Ltd. included in this Annual Report (Form 20-F/A) for the year ended December 31, 2003.





                                             /s/  KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel                                KOST FORER GABBAY & KASIERER
September 20, 2004                            A Member of Ernst & Young Global